S 20004636)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TERRA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 FIFTH AVENUE
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Sanderson 212-753-5100
~~(Area Code – Telephone Number)~~

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePIETTO CPAs, PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE – SUITE C110	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Sanderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TERRA CAPITAL MARKETS, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Sanderson 2-25-20
Signature

Vice President
Title

Wanda Warren 2-25-20
Notary Public

WANDA WARREN
Notary Public - State of New York
No. 01WA6385287
Qualified in Kings County
My Commission Expires Dec. 31, 2022

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Terra Capital Markets, LLC

Contents

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Terra Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Terra Capital Markets, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Terra Capital Markets, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Terra Capital Markets, LLC management. Our responsibility is to express an opinion on Terra Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Terra Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC

We have served as Terra Capital Markets, LLC auditor since 2013.

Lake Success, New York

February 26, 2020

Terra Capital Markets, LLC

Statement of Financial Condition

Assets		
Cash and cash equivalents	$	499,674
Commission receivable		666
Distribution fees receivable		-
Due from related party		1,221
Fixed assets (net of accumulated depreciation and amortization of $130,827)		19,034
Prepaid expenses and other assets		38,761
Total assets	$	559,356
Liabilities and Members' Equity		
Liabilities:		
Accounts payable & accrued expenses		105,608
Total liabilities		105,608
Members' equity		453,748
Total liabilities and equity	$	559,356

See notes to financial statements.

Note 1 - **Organization and Nature of Business**

Terra Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2002 under the laws of the State of Delaware. The Company provides wholesaling to third party broker/dealers of private placements and offerings registered under the Securities Act of 1933 (the "Funds"). The Funds are managed by affiliated entities which share common ownership with the Company. The Company is registered to sell to third party broker/dealers in all 50 state jurisdictions. The Company operates out of the office of one of its affiliates in the New York City metropolitan area as well as an office in New Jersey.

On February 8, 2018, an entity ("Axar"), wholly owned by a pooled investment vehicle advised by Axar Capital Management, L.P., a Delaware limited partnership, entered into an investment agreement with an affiliate of the Company, Terra Capital Partners ("TCP") and its affiliates (collectively referred to as the "Axar Transaction"). As a result of the Axar transaction on February 8, 2018 and the subsequent transactions on November 30, 2018 and April 30, 2019, Axar acquired 100% of the equity interests of TCP and 100% of the equity interests in TCM Holding Company.

The Company is a wholly-owned subsidiary of TCM Holding Company.

Note 2 - **Summary of Significant Accounting Policies**

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The Company earns dealer manager fees on membership units and shares of the Funds it distributes and records this revenue as commission income in the period those membership units or shares are admitted. The Company also earns servicing fees (see Note 5), which are recorded when earned and reported within commission income on the statement of operations.

The Company earns management fees based on the cost of all direct and indirect services provided and recognizes this revenue as received (see Note 5).

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets (3-7 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
The Company has elected to be treated as a partnership for federal and state purposes. As a result, no income taxes are provided as they are the responsibility of the individual members. The Company, however, is liable for New York City Unincorporated Business Tax ("UBT"), and various other municipality taxes. New York City ("NYC") imposes UBT at a statutory rate of 4% on net income generated from ordinary business activities carried on in NYC.

Under guidance from FASB ASC 740, the Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, management measures the tax benefit as the largest amount of benefit

that is more likely than not of being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open (2016 through 2018) tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2019, there was no impact to the financial statements relating to accounting for uncertainty in income tax positions.

Cash and Cash Equivalents
The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company follows FASB ASC 820 that establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect management's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The fair value measurement hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.
Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the overall fair value measurement.
The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Note 3 - <u>Investments at Fair Value</u>

As of December 31, 2019, the Company does not have investments that fall within the fair value measurement hierarchy.

Note 4 - New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 outlines a new model for accounting by lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. For lessors, however, the accounting remains largely unchanged from the current model, with the distinction between operating and financing leases retained, but updated to align with certain changes to the lessee model and the new revenue recognition standard. The new standard also replaces existing sale-leaseback guidance with a new model applicable to both lessees and lessors. Additionally, the new standard requires extensive quantitative and qualitative disclosures. ASU 2016-02 is effective for U.S. GAAP public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application will be permitted for all entities. The new standard must be adopted using a modified retrospective transition of the new guidance and provides for certain practical expedients. Transition will require application of the new model at the beginning of the earliest comparative period presented. The Company adopted ASU 2016-02 on January 1, 2019. The Company does not expect the adoption of ASU 2016-02 to have a material impact on its financial statements and disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, a consensus of the FASB's Emerging Issues Task Force ("ASU 2016-18"). ASU 2016-18 requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. ASU 2016-18 is effective for public business entities for annual and interim periods beginning after December 15, 2017. For all other entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period, and should be applied using a retrospective transition method. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure framework — Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of information required by U.S. GAAP. The amendments in ASU 2018-13 added, removed and modified certain fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of ASU 2018-13. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its financial statements and disclosures.

Note 5 - Related Party Transactions

The Company records its allocable share of rent and other office expenses utilized at the New York location. This expense amounted to $34,319 for the year ended December 31, 2019 and is included in occupancy expense in the Statement of Operations. There is $8,907 owed as of December 31, 2019 relating to this agreement.

The Company provides management services to affiliates in connection with the management of the Funds which include, but are not limited to, accounting, investor relations, and administrative services. For the year ended December 31, 2019, the Company received $1,350,000 with respect to these services.

On September 30, 2017, TIF6's board approved the servicing plan (the "Servicing Plan") and amended the Amended Dealer Manager Agreement ("the Second Amended Dealer Manager Agreement"), which revised the terms of the servicing fee (which was previously referred to as a transaction charge). Pursuant to the Servicing Plan, the Company receives a servicing fee in exchange for providing certain administrative support services. With respect to each share sold, the servicing fee will be payable annually on the anniversary of the applicable month of purchase. The Company, in its discretion, may re-allow a portion of such servicing fee to participating dealers for performing certain administrative support services. The Servicing Plan will remain in effect for so long as such continuance is approved quarterly by the TIF6 board. In addition, the TIF6 board will review all payments made pursuant to the Servicing Plan at least quarterly. The Company will no longer receive the annual servicing fee upon the earlier of (i) the aggregate underwriting compensation from all sources, including selling commissions, dealer manager fees, broker-dealer fees, and servicing fees would exceed 10% of the gross proceeds in the offering, (ii) with respect to a specific share, the date that such share is redeemed or is no longer outstanding, and (iii) the date, if any, upon which a liquidity event occurs. The Company records servicing fees as commission income as they are earned.

On October 13, 2016, the Company entered into a dealer manager agreement with Terra Secured Income Fund 7, LLC ("TSIF7"), to serve as the dealer manager for the offering of TSIF7's membership units ("Dealer Manager Agreement"). As a dealer manager, the Company is responsible for marketing the membership units for sale. In this role, the Company manages a group of selling broker-dealers, including other unaffiliated broker-dealers who entered into selected dealer arrangement with the Company. Under the terms of the Dealer Manager Agreement, the Company receives selling commission of 6.0% of gross proceeds from the offering, dealer manager fees of 3.0% of gross proceeds from the offering, and broker-dealer fees up to 1.0% of gross proceeds from the offering for reimbursement of marketing and due diligence costs, in connection with the sale of the units in the offering, all or a portion of which may be re-allowed to selected broker-dealers.

The Company's commission income in the amount of $993,179 for the year ended December 31, 2019 is earned entirely from the Funds. This amount includes $487,386 in earned servicing fees. As of December 31, 2019, there is no amount due from the Funds for dealer manager fees, since the offerings have ended for both Funds, TIF6 on April 20, 2018 and TSIF7 on October 31, 2019.

Note 6 - **Fixed Assets**

Fixed assets as of December 31, 2019 consisted of the following:

Furniture and fixtures (5-7 years)	$ 49,633
Computer equipment and software (3-5 years)	69,519
Leasehold improvements	30,709
	149,861
Less: Accumulated depreciation	(130,827)
Fixed assets, net	$ 19,034

Depreciation and amortization expense amounted to $8,482 for the year ended December 31, 2019.

Note 7 - Concentrations of Credit Risk

The Company maintains its cash at financial institutions which at times may exceed federally insured limits of $250,000. As of December 31, 2019, the Company exceeded federally insured limits by $138,262.

Note 8 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2019, the Company had net capital of $393,816, which exceeded its requirement by $386,775. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2019, this ratio was 0.27:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 9 - Income Taxes

No provision for Federal and state income taxes has been made in the accompanying financial statements, as individual members are responsible for their proportionate share of the Company's taxable income. The Company, however, is liable for New York City Unincorporated Business Tax ("UBT"), and various other municipality taxes. New York City ("NYC") imposes UBT at a statutory rate of 4% on net income generated from ordinary business activities carried on in NYC.

Note 10 - Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

TERRA CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019